Exhibit 5.1

Business Objects S.A. European Headquarters 157-159 rue Anatole France 92300 Levallois-Perret France

November 2, 2005
     Ladies and Gentlemen:
     Reference is made to the registration statement on Form S-8 (the “Registration Statement”) of Business Objects S.A., a société anonyme organized under the laws of the Republic of France (the “Company”), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), in connection with the registration of a maximum number of 110,752 of the Company’s existing ordinary shares, nominal value 0.10 euro per ordinary share, issued to Business Objects Option LLC in connection with the acquisition by the Company, in December 2003, of all of the outstanding capital stock of Crystal Decisions, Inc., (the “Shares”) to be remitted under the Infommersion, Inc. 2002 Stock Incentive Plan. In connection with this opinion, we, as your French special counsel, have examined copies of the following documents:
i.	a copy of the extraordinary general meeting of the shareholders of the Company held on December 11, 2003;

ii.	an Extrait K-bis of the Company, dated October 30, 2005, issued by the Registre du commerce et des sociétés of Nanterre on October 31, 2005; and

iii.	a copy of the by-laws (statuts) of the Company dated October 20, 2005 (the “Statuts”);
together with such other corporate documents and such questions of law, as we have considered necessary or appropriate for the purpose of this opinion.
     In connection with this opinion, we have examined originals, or copies identified to our satisfaction, of such corporate records of the Company, certificates of public officials, officers of the Company and other persons and such other documents, agreements and instruments, as we have deemed necessary as a basis for the opinion set forth below.

In the context of such examination, we have assumed:
(a)	the genuineness of all signatures;

(b)	the authenticity of all documents submitted to us as originals;

(c)	the conformity with the originals of all documents submitted to us as copies; and

(d)	that the meetings of the shareholders and of the board of directors of the Company have been duly convened and held, that all formalities required to be fulfilled prior to the convening of such meetings have been fulfilled, that the resolutions adopted at such meetings were duly adopted and that the minutes of such meetings accurately reflect the business carried out, and decisions made, at such meetings.
     “Generally Applicable Law” means the laws of the Republic of France (including the rules or regulations promulgated thereunder or pursuant thereto), that a French avocat exercising customary professional diligence would reasonably be expected to recognize as being applicable to the Company or the Shares. Without limiting the generality of the foregoing definition of Generally Applicable Law, the term “Generally Applicable Law” does not include any law, rule or regulation that is applicable to the Company solely because of the specific assets or business of the Company or any of its affiliates.
     We are admitted to practice as avocats in the Republic of France. Our opinion set forth below is limited to Generally Applicable Law as presently in force and currently applied in the Republic of France as of the date hereof, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.
     Upon the basis of such examination and subject to any matter not disclosed to us by the parties concerned, we advise you that, in our opinion, the Shares have been validly issued and are fully paid up and non-assessable.
     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name under the heading “Legal Matters” in the related Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons the consent of whom is required under Section 7 of the Act.

Very truly yours,

/s/ Shearman & Sterling LLP
HL/SLT
     sdlc

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